Suite 1500 - 625 Howe St. Vancouver, BC Canada, V6C 2T6 604-684-1175 www.panamericansilver.com

Pan American Silver Releases 2021 Sustainability Report

Vancouver, B.C. - May 5, 2022 - Pan American Silver Corp. (NASDAQ: PAAS) (TSX: PAAS) (“Pan American”) today released its 2021 Sustainability Report, describing Pan American's efforts and performance in the areas of environment, social and governance. A Spanish version of the report will be released soon.
Highlights of Pan American's 2021 sustainability performance include:
Environment
•Reduced greenhouse gas (GHG) emissions by 11% and energy use by 7% compared to the 2021 base case1.
•Reduced water use by 10% compared to the 2021 base case1.
•Achieved a net positive 85 hectares of rehabilitated or restored land.
Social
•Invested $11.2 million in local communities. In addition, Pan American spent $1.3 billion on wages, supplies, services and taxes, benefiting the national, regional and local economies where our operations are located.
•Trained 100% of employees and contractors on the first module of our ‘Building Respect Together’ program, aimed at fostering inclusive and respectful workplaces.
•Developed a standard for Social Mine Closure.
Governance
•37.5% of our Board members are women, including our Board Chair.
•Our Board members, officers, executives and senior management provide annual certifications with respect to our Global Anti-Corruption Policy and Global Code of Ethical Conduct.
•Trained 480 key employees on corruption risks.
Pan American's 2021 Sustainability Report also includes our 2022 goals for environment, social and governance performance. Notably, the report acknowledges the importance of reducing our GHG emissions with the inclusion of a Climate Change Policy Statement that sets an objective to reduce our GHG emissions by at least 30% by 2030 from our 2019 baseline emissions, and an aspirational objective of net zero carbon dioxide equivalent emissions by 2050.
The 2021 Sustainability Report has been prepared in accordance with the Global Reporting Initiative ("GRI") Standards Core option, the GRI Mining & Metals Sector Disclosures and the Sustainability Accounting Standards Board (“SASB”) reporting framework. The report also takes into consideration the Taskforce on Climate-related Financial Disclosures (“TCFD”) framework.
Pan American's 2021 report serves as our annual Communication on Progress ("COP") for the United Nations Global Compact ("UNGC") and documents our implementation of the 10 UNGC Principles.
S&P Global ranks Pan American in the top quartile
Pan American's ratings by all the external ESG rating agencies monitoring our performance improved relative to 2020. Notably, Pan American ranks in the top quartile in the Metal & Mining industry, according to S&P Global. The improvement in ratings by S&P Global and MSCI resulted in a favorable pricing adjustment to Pan American's Sustainability-Linked Credit Facility. In 2021, Pan American renewed and amended its $500 million credit facility to include a pricing component linked to our ESG performance, as assessed by MSCI and S&P Global. In addition to aligning our ESG performance to our

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cost of capital, this financial mechanism serves as another driver for continuous improvement of our ESG practices.
Responsible Investor Conference Call: save the date
Pan American is planning to host its annual ESG call on September 22, 2022 at 11:00 am ET (8:00 am PT). Further details will be provided closer to the date.
(1) The 2021 base case was our projected 2021 water use, energy use, GHG emissions, and waste generation, calculated using our life of mine plans adjusted for annual production guidance.
About Pan American Silver
Pan American owns and operates silver and gold mines located in Mexico, Peru, Canada, Argentina and Bolivia. We also own the Escobal mine in Guatemala that is currently not operating. Pan American provides enhanced exposure to silver through a large base of silver reserves and resources, as well as major catalysts to grow silver production. We have a 28-year history of operating in Latin America, earning an industry-leading reputation for sustainability performance, operational excellence and prudent financial management. We are headquartered in Vancouver, B.C. and our shares trade on NASDAQ and the Toronto Stock Exchange under the symbol "PAAS".
Learn more at panamericansilver.com.
For more information, please contact:
Brent Bergeron
Senior VP, Corporate Affairs & Sustainability
Ph: 604-684-1175
Email: ir@panamericansilver.com

Siren Fisekci
VP, Investor Relations & Corporate Communications
Ph: 604-806-3191
Email: ir@panamericansilver.com

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